SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                             Peregrine Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, $0.0001 per share, par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    71366Q200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Robert Horwitz
                           RH Capital Associates, LLC
                           139 West Saddle River Road
                             Saddle River, NJ 07458
                                 (201) 258-2404
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 25, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  71366Q200
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     RH Capital Associates LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

      WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     1,297,650

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     1,297,650

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,297,650

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.6508%

14.  TYPE OF REPORTING PERSON

     OO

CUSIP No.  71366Q200
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert Horwitz

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC, AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     1,297,650

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     1,297,650

10.  SHARED DISPOSITIVE POWER

     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,297,650

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.6508%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.  71366Q200
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     RH Capital Associates Number One, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     975,495

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     975,495

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     975,495

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5031%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.   71366Q200
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cragswood Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     322,155

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     322,155

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     322,155

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.1476%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.   71366Q200
            ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     This amended statement on Schedule 13D/A (this "Statement") relates to the Common Stock, par value $0.0001 per share, of Peregrine Systems, Inc., a Delaware corporation (the "Issuer").

     The address of the principal executive offices of the Issuer is 3611 Valley Centre Drive, San Diego, CA 92130.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) This statement is being filed by RH Capital Associates LLC, a Delaware limited liability company, Robert Horwitz, RH Capital Associates Number One, L.P., a Delaware limited partnership, and Cragswood Ltd., a British Virgin Islands corporation (collectively, the "Reporting Persons"), pursuant to their agreement to the joint filing of this statement (the "Joint Filing Agreement" attached hereto as Exhibit 99.1).

     (b) The address of the principal business of each of the Reporting Persons is 139 West Saddle River Road, Saddle River, NJ 07458.

     (c) RH Capital Associates LLC is the sole general partner of RH Capital Associates Number One, L.P., a Delaware limited partnership. Mr. Horwitz is the managing member of RH Capital Associates LLC. The principal business of RH Capital Associates LLC is to act as manager to certain entities and accounts and as general partner to RH Capital Associates Number One, L.P. RH Capital Associates LLC is also the investment advisor of Cragswood Ltd., an offshore investment corporation.

     (d) None of the Reporting Persons nor any of the persons set forth in Item 2(c) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) None of the Reporting Persons nor any of the persons set forth in Item 2(c) has been a party to a civil proceeding or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws during the last five years.

     (f) Robert Horwitz is a United States citizen.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

         No change.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Reporting Persons reported the acquisition of 1,497,650 of the Issuer's common shares on a Form 13D, dated August 18, 2003. The purpose of this amended Form 13D is to report the sale by the Reporting Persons of 200,000 of the Issuer's common shares on June 25, 2004.

     The Reporting Persons currently intend to hold their remaining shares of the Issuer for investment purposes only. The Reporting Persons will take such actions with respect to the respective Reporting Persons' continued investment in the Issuer as deemed appropriate in light of existing circumstances from time to time, including the acquisition or disposition of addition securities of the Issuer.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

                                         Shares with sole  Shares with shared   Aggregate        Percentage of
                                         voting and        voting and           shares           class
                                         dispositive       dispositive          beneficially     beneficially
                                         power             power                owned            owned(1)
                                         -----             -----                -----            --------

Robert Horwitz                           1,297,650                -0-           1,297,650        8.6508%
RH Capital Associates LLC                       -0-        1,297,650            1,297,650        8.6508
Cragswood Ltd.                                  -0-          322,155              322,155        2.1476
RH Capital Associates Number One, L.P.          -0-          975,495              975,495        6.5031


(1) Based on 15,000,323 shares of the Issuer's common stock outstanding as reported on the Issuer's 10-K dated April 30, 2004.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None of the Reporting Persons are party to any contract, arrangements, understandings or other relationships with respect to any securities of the Issuer.

     The Reporting Persons expressly disclaim any "group" status under Section 13(d) of the Exchange Act of 1934, as amended and the Rules promulgated thereunder.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     99.1 Joint Filing Agreement (Filed as exhibit 99.1 to the Reporting Persons' Form 13D dated August 18, 2003, and incorporated herein by reference)

--------------------------------------------------------------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                               June 29, 2004
                                    ----------------------------------------
                                                     (Date)


                                    RH CAPITAL ASSOCIATES LLC

                                    By:  /s/ Robert Horwitz
                                         ---------------------
                                         Robert Horwitz
                                         Managing Member


                                    RH CAPITAL ASSOCIATES NUMBER ONE, L.P.

                                    By: RH Capital Associates LLC,
                                        its General Partner

                                       /s/ Robert Horwitz
                                       ---------------------
                                       Robert Horwitz
                                       Managing Member


                                    CRAGSWOOD LTD.

                                    By: RH Capital Associates LLC,
                                        its Investment Advisor

                                       /s/ Robert Horwitz
                                       ---------------------
                                       Robert Horwitz
                                       Managing Member


                                       /s/ Robert Horwitz
                                       ---------------------
                                       Robert Horwitz




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

42255.0003 #496034